

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2013

Via E-Mail
Dr. Rui Feng
Chief Executive Officer
Silvercorp Metals, Inc.
Suite 1378-200 Granville Street
Vancouver, BC Canada V6C 1S4

> **Re:** **Silvercorp Metals, Inc.**
> **Form 40-F for Fiscal Year Ended March 31, 2012**
> **Filed June 29, 2012**
> **File No. 001-34184**

Dear Dr. Feng:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended March 31, 2012

1. We note that Exhibits 99.2 and 99.3, which relate to the Audited Annual Financial Statements and Management's Discussion and Analysis, respectively, are incorporated by reference to a Form 6-K submitted on May 23, 2012. General Instructions B(5) to Form 40-F requires information incorporated by reference, that was not previously filed with the Commission, to be attached as an exhibit and filed with the Form 40-F. Information submitted on Form 6-K is considered furnished but not filed. Please refer to General Instruction B to Form 6-K. Accordingly, please amend your Form 40-F to attach and file your Audited Annual Financial Statements and Management's Discussion and Analysis as exhibits.

Exhibit 99.1
Item 5 Mineral Properties, page 27

2. In future filings please disclose your mineral reserves and mineral resources to correspond to your fiscal year end.

3. In future filings please clarify if your mineral resources and mineral reserves are reported on a one hundred percent basis or according to your attributable ownership.

4. We note you disclose mineral resources on your company website that are not disclosed in your annual filing. In future filings please disclose mineral resources and mineral reserves for all properties.

5. Please explain to us why the cut-off grade for your SGX mineral reserve is lower than the resource cut-off grade.

6. Considering dilution, losses, recoveries, and any other factor used to convert your mineral resources to mineral reserves, please provide a detailed reconciliation of your SGX mineral resources and reserves.

7. Please explain the decrease in your SGX measured mineral resource grade. In this regard we note your disclosure of 430 g/t as compared to the 845 g/t disclosed in your 40-F filing for the fiscal year ended March 31, 2011 and filed on June 3, 2011.

Form 6-K filed May 23, 2012
Exhibit 99.2
Management's Discussion and Analysis
4. Fiscal Year 2012 Operating Performance

(vi) Cash and Total Cost per Ounce of Silver (Gold for the BYP mine), page 4

8. We note you present here non-IFRS measures: (a) total production cost per ounce of silver and (b) cash cost per ounce of silver. Tell us whether these measures are used in the industry and how your computation of these measures is comparable to other companies' computation of these measures.

9. We note you present here the non-IFRS measures of total production cost per ounce of silver of $(3.25) and cash cost per ounce of silver $(5.13) computed by deducting by-product lead, zinc and gold sales. Tell us: (a) the purpose of such measures, (b) how they are used by management, (c) how the presentation of negative cost per ounce is useful to investors, and (d) how such presentation is appropriate.

(vii) Operation Review, page 6

10. We note your disclosure here of mining cost per tonne, milling cost per tonne and average production cost per ounce. To enhance an investor's understanding of your business, provide us with, and confirm that in future filings you will include for all periods presented, (a) the computation of each cost measure, (b) a reconciliation of each cost measure per unit to the cost of sales, and (c) the methodology used in the computation of costs per unit.

11. It appears that the tonnes and grade of ore milled for the year ended March 31, 2011 for the Ying, HPG & LM, and TLP operations do not correspond to the tonnage and grade figures presented in your technical report. In this regard we reference page 118 of your technical report for the Ying Gold-Silver-Lead-Zinc Property, Henan Province, China prepared by AMC Consultants and dated May 1, 2012. Please tell us why these numbers are different. In your response please also address any differences between the 2009 and 2010 production numbers disclosed in your technical report as compared to previous numbers disclosed in filings with the United States Securities and Exchange Commission.

12. In connection with the comment 11 above, please explain to us in detail (i) which production tonnage values were utilized to calculate depletion in your financial statements for each period presented and (ii) how the discrepancies in tonnes and grade of ore milled and production numbers noted in the above comment affected your financial statements for the periods presented.

Exhibit 99.3
Financial Statements
Notes to Financial Statements
2. Significant Accounting Policies

(a) Statement of Compliance, page 6

13. We note your disclosure that the policies applied to your financial statements are based on IFRS effective as of the date the Board of Directors approved these financial statements for issue or May 16, 2012. Please clarify for us whether you selected IFRS accounting policies from IFRS effective at the end of the first IFRS reporting period and applied those consistently for the years ended March 31, 2012 and 2011 and the opening balance sheet on April 1, 2010. Refer to IFRS 1 paragraphs 7 and 8.

(f) Revenue Recognition, page 8

14. We note sales of gold, lead and zinc represent 5%, 26% and 4% of your total sales, respectively, for the fiscal year ended March 31, 2012. Tell us and disclose in future filings how you account for and classify the income from non-silver sales. In addition, please revise Management's Discussion and Analysis of future filings to include the following: (a) whether you expect historic trends of your non-silver revenue to continue and (b) discussion of the factors that have an effect on the amount of revenue from non-silver sales (i.e. commodity prices etc.).

k) Mineral Rights and Properties, page 9

15. We note that you capitalize development costs at the earlier of establishing proven and probable reserves or obtaining a mining permit. The staff believes that mining costs typically are not determined to be economically recoverable until proven and probable reserves have been established. Please explain to us your basis for capitalizing costs at an earlier point, i.e., obtaining a mining permit.

25. Segmented Information

(c)   Sales by Metal, page 36

16. We note you disclose total sales for each mine. To enhance an investor's understanding of your business, please provide us with, and confirm that you will include in future filings, the amount of revenues derived from silver, gold, lead and zinc on a mine-by-mine basis for each of the periods presented.

28. Transition to IFRS, page 39

17. We note that you do not address the mandatory exceptions, as set forth in paragraphs 14-17 and Appendix B of IFRS 1, which you applied upon the adoption of IFRS. To the extent that your primary financial statements reflect the use of mandatory exceptions, please identify for us the items or class of items to which the exceptions were applied and describe the accounting principle that was used and how it was applied. In addition and to the extent material, also qualitatively describe for us the impact on the financial condition, changes in financial condition and results of operations that the treatment specified by IFRS would have had absent these mandatory exceptions. Refer to paragraph 23 of IFRS 1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel, Staff Accountant, at 202-551-3727 or Raj Rajan, Senior Staff Accountant, at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman with any engineering questions at 202-551-3610.   .

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining